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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67183

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING <u>01/01/2021</u> AND ENDING <u>12/31/2021</u>

                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Atlas Strategic Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant

    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

126 West 22nd Street, Suite 9S

(No. and Street)

New York	NY	10011
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Roberta Mazzariol	(212)471-4120	mazzariol@atlasadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this filing*

YSL & Associates LLC

(Name – if individual, state last, first, middle name)

11 Broadway, Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

06/06/2006			2699
(Date of Registration with PCAOB)(if applicable)			(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

OATH OR AFFIRMATION

I, Roberta Mazzariol, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Atlas Strategic Advisors, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public

MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20___

Title: MANAGING DIRECTOR

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR240.18a-7(d)(2), as applicable. ee section 240.17a-5(e)(3).

ATLAS STRATEGIC ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2021

ATLAS STRATEGIC ADVISORS, LLC

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Atlas Strategic Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Atlas Strategic Advisors, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Atlas Strategic Advisors, LLC's auditor since 2019.

New York, NY

February 23, 2022

ATLAS STRATEGIC ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Cash	$	47,359
Fees receivable		7,000
Prepaid expenses and other assets		5,800
TOTAL ASSETS	$	60,159

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	20,620
Due to parent		12,103
Total liabilities		32,723
Member's equity		27,436
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	60,159

ATLAS STRATEGIC ADVISORS, LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2021

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1. Nature of business and summary of significant accounting policies

Nature of Business

Atlas Strategic Advisors, LLC (the "Company") was formed in Delaware in January 2004 and is located in New York City. The Company completed its registration as a broker-dealer in May 2006 with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Atlas Advisors, LLC (the "Parent"). The Company is a strategic and financial advisory firm, which focuses on the private placement of securities and on the planning and structuring of transactions, including mergers, acquisitions, restructurings and other significant corporate and finance activities, which may result in securities offerings.

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Fees Receivable

Fees receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts.

Allowance for credit losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company identified fees receivable carried at amortized cost as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective. The Company believes there is no impact to opening member's equity upon adoption of ASC 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2021.

The Company had no contract assets or contract liabilities reported on its statement of financial condition.

ATLAS STRATEGIC ADVISORS, LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2021

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1. **Nature of business and summary of significant accounting policies (continued)**

Revenue Recognition

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company earns investment banking revenue primarily from fees associated with providing strategic advisory and capital raising services to private and public companies in multiple industries including food and beverage, consumer products, chemicals, technology, media, education, business services, basic industries and diversified manufacturing.

The Company's strategic advisory revenues include success fees earned in connection with advising companies, principally in mergers, acquisitions and restructuring transactions. The Company also earns fees for related advisory work such as providing fairness opinions. The Company records strategic advisory revenues at the point in time, gross of related expenses, when the services for the transactions are completed (the closing date of the transaction) under the terms of each assignment or engagement. The revenue is determined based on the terms in each engagement letter and is recognized after the performance obligations noted in the engagement letter have been satisfied or when the contract is canceled.

Revenue for private placements and capital raising transactions is generally recognized when the underlying transaction is completed (the closing date of the transaction) under the terms of each assignment or engagement. The revenue is determined based on the terms in each engagement letter and is recognized after the performance obligations noted in the engagement letter have been satisfied or when the contract is canceled.

Revenues are payable to the Company by their customers upon receipt of the Company's invoice by the customer which is when the performance obligations under each engagement are simultaneously provided and completed by the Company and consumed by the customer (the closing date of the transaction).

Significant Judgement

Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Income Taxes

The Company is a single member limited liability company and, accordingly, no income taxes are incurred by the Company as all earnings and losses flow directly to the Parent. However, the Company is subject to New York City Unincorporated Business Tax and records a provision for unincorporated business taxes and reimburses the Parent for taxes incurred and attributable to the Company's income, which is reported in the Parent's tax returns.

ATLAS STRATEGIC ADVISORS, LLC

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1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (continued)

At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal, state and local income tax audits for all periods subsequent to 2018.

The Company did not recognize any provision for income taxes since the Company had a net operating loss for the year ended December 31, 2021. As of December 31, 2021, the Company did not recognize a deferred tax asset attributable to the Company's net operating loss for the year ended December 31, 2021 since the Company's NYC Unincorporated Business Tax benefit was not material as a result of the Company's insignificant business allocation percentage for the year ended December 31, 2021.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize all leases with a term greater than 12 months on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This guidance is effective for years beginning after December 15, 2018, with early adoption permitted. ASU 2016-02 did not have a material impact to the Company's financial statements and related disclosures.

2. Liquidity

The Company and the Company's Parent do not currently have enough cash to satisfy the obligations of the Company. The Company also incurred a net loss for the year ended December 31, 2021, has negative cash flows from operations and does not subsequently have engagements that have been signed and transactions that have been completed that are sufficient to satisfy the obligations of the Company. To alleviate doubt of the Company's ability to continue as a going concern, the members of the Parent will provide financial support, on an as needed basis, to the Company and the Parent, sufficient for the Company and the Parent to satisfy their obligations. The members of the Parent have the financial wherewithal to support the Company and the Parent.

3. Concentration of credit risk

The Company maintained its cash balances with one financial institution during the year ended December 31, 2021 which was insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company's account balances may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

ATLAS STRATEGIC ADVISORS, LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2021

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4. Related party transactions

Service Agreement and Due from Parent

Pursuant to a service agreement, the Company's Parent provides various services and other operating assistance to the Company. These include professional services, physical premises, utilities, the use of office equipment, travel, insurance, subscriptions, taxes, personnel and other general and administrative services. A total of approximately $78,000 was paid to the Parent during 2021. As of December 31, 2021, approximately $12,000 is classified as Due to Parent in the accompanying Statement of Financial Condition as a liability.

5. Concentration of fees receivable

As of December 31, 2021, 100% of the fees receivable was due from one as of December 31, 2021.

6. Net capital requirement

The Company is a member of the Financial Industry Regulatory Authority and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company's net capital was approximately $22,000, which was approximately $17,000 in excess of its minimum requirement of approximately $5,000.

7. Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934. The Company does not hold customers cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

8. Risks and Uncertainties

During the 2020 calendar year, the World Health Organization declared the outbreak of the coronavirus ("Covid-19") to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact of financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Since these restrictions were imposed, the Company's core business activities have been primarily conducted on a remote working basis. While the Company's regulatory capital and liquidity position were negatively impacted by COVID-19 during 2021, the members of the Company will provide financial support, on an as needed basis, to the Company, sufficient for the Company to satisfy its obligations as described in Note 2.